SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code: (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Mark Laurie
Mark Laurie
General Counsel and Corporate Secretary Date: April 21, 2008

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF APRIL 2008

Exhibit Index
1.	Amendment No.1 dated March 30, 2007 to the Credit Agreement between InterOil Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG of May 4, 2006
2.	First Supplemental Letter dated December 5, 2005 to the Secured Revolving Crude Import Facility Letter agreement between EP InterOil, Ltd. and BNP Paribas, Singapore Branch of August 12, 2005
3.	Second Supplemental Letter dated 18 August 2006 to the Secured Revolving Crude Import Facility Letter Agreement between EP InterOil, Ltd. and BNP Paribas, Singapore Branch of August 12, 2005
4.	Third Supplemental Letter dated 12 August 2007 to the Secured Revolving Crude Import Facility Letter Agreement between EP InterOil, Ltd. and BNP Paribas, Singapore Branch of August 12, 2005
5.	Amendment No. 19 dated as of December 29, 2006 to Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation of June 12, 2001
6.	Amendment No. 20 dated as of December 31, 2007 to the Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation of June 12, 2001
7.	Amendment No. 21 dated as of February 14, 2008 to the Loan Agreement between EP InterOil, Ltd. and Overseas Private Investment Corporation of June 12, 2001.